[MCGUIREWOODS LLP LETTERHEAD]

February 14, 2007

Pam Long
Assistant Branch Chief, Branch VI
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kreido Biofuels, Inc. - Registration Statement on Form SB-2

Dear Ms. Long:

On behalf of Kreido Biofuels, Inc., a Nevada corporation (the “Company”), we hereby submit electronically the Company’s Registration Statement on Form SB-2 (the “Registration Statement”) to register for resale certain shares of the Company’s common stock, as set forth in the Registration Statement.

The Company is aware that, pursuant to Item 310(g) of Regulation S-B promulgated by the Securities and Exchange Commission (the “Commission”), the Registration Statement must be updated prior to its effective date, to include financial statements of the Company for an interim period ending within 135 days of the effective date of the Registration Statement. The Company will update the financial statements filed with the Registration Statement prior to submitting to the Commission a request for acceleration of the effective date of the Registration Statement.

Please contact the undersigned at (212) 548-2160 at your earliest convenience with any questions you may have.

Very truly yours,
/s/ WILLIAM A. NEWMAN
William A. Newman